GARRISON CAPITAL INC.

1270 Avenue of the americas, suite 804
new york, new york 10020

September 2, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:Garrison Capital Inc.

File Number 814-00878

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), Garrison Capital Inc., a Delaware corporation (the “Company”) (File No. 814-00878), has today filed the following documents:

1.	a copy of the amendment to the Company’s joint fidelity bond (the “Bond”), including a statement as to the period for which the premium has been paid (attached as Exhibit A);
2.

a certified copy of the resolutions of the board of directors of the Company, including a majority of directors who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Company, approving the amount, type, form and coverage of the Bond and the portion of the premium paid by the Company (attached as Exhibit B); and

3.	a copy of the joint fidelity bond agreement, by and among the Company and the other joint insureds (attached as Exhibit C).

If the Company were not named as an insured under the Bond, the Company would have maintained a single insured bond in the amount of at least $750,000 as required under paragraph (d) of Rule 17g-1.

Very truly yours,

Garrison Capital Inc.

By:	/s/ Daniel Hahn
Name:	Daniel Hahn
Title:	Chief Financial Officer

Exhibit A

PREMIUM BILL

Insured:GARRISON INVESTMENT GROUP LPDate:  August 14, 2020

Producer:	PROGRAM BROKERAGE CORPORATION

Company:   FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATIACHED TO AND FORM PART OF THE POLICY REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITIANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE.  PLEASE REFER TO:

EFFECTIVE DATE	POLICY NUMBER	COVERAGE		PREMIUM
August 7, 2020	82185547	BOND B		$6,578.00
To
September 30, 2020

			TOTAL	$6,578.00

FEDERAL INSURANCE COMPANY
Endorsement No.:	17
Bond Number:	82185547

NAME OF ASSURED:	GARRISON INVESTMENT GROUP LP

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

" ITEM 1.	BOND PERIOD:	from 12:01 A.M. onAugust 7, 2019

to 12:01 A.M. onSeptember 30, 2020

The extension of the BOND PERIOD does not increase or reinstate the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS."

This Endorsement applies to loss discovered after 12:01 a.m. on August 7, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:   August 14, 2020

Authorized Representative

B-2 Bond

Form 17-02-0953 (Rev. 1-97)

Exhibit B

CERTIFICATE OF THE SECRETARY OF GARRISON CAPITAL INC.

CERTIFYING RESOLUTIONS APPROVING

THE JOINT FIDELITY BOND

THE UNDERSIGNED, the duly appointed Secretary of Garrison Capital Inc., a Delaware corporation (the “Company”), an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), does hereby certify that the resolutions set forth below were approved by the Board of Directors of the Company (the “Board of Directors”), including a majority of the directors who are not “interested persons”, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”), of the Company, on August 4, 2020 at a meeting of the Board of Directors:

RESOLVED, that the Board of Directors, including a majority of the Independent Directors voting separately, hereby approves the inclusion of the Company as an insured under one or more fidelity bonds (collectively, the “Bond”) of Garrison Investment Group LP (“Garrison Investment Group”) (each of Garrison Investment Group, the Company and each other insured under the Bond, an “Insured”), issued by Federal Insurance Company or another nationally recognized insurer and having an aggregate coverage of $10 million, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time and containing such provisions as may be required by the 1940 Act and the rules promulgated thereunder;

FURTHER RESOLVED, that the Bond is hereby approved after consideration of all factors deemed relevant by the Board of Directors, including the Independent Directors, including the amount of such Bond, the expected value of the assets of the Company to which any person covered under such Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets and the nature of the securities in the Company’s portfolio;

FURTHER RESOLVED, that after having given due consideration to, among other things, the number of other parties insured under such Bond, the nature of the business activities of those other parties, the amount of such Bond and the extent to which the share of the premium allocated to the Company under such Bond is less than the premium the Company would have had to pay had it maintained a single insured Bond, the Board of Directors, including a majority of the Independent Directors voting separately, hereby re-approves the share of the premium to be allocated to each Insured for such Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond coverage had been purchased separately;

FURTHER RESOLVED, that the officers of the Company (each, an “Authorized Officer”) be, and each hereby is, authorized to obtain such Bond, in substantially the form presented at the meeting, with the other named Insureds under such Bond providing that, in the event that any recovery is received under such Bond as a result of a loss sustained by the Company and also by one or more of the other named Insureds, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that all actions taken by the Authorized Officers in connection with the foregoing resolutions are hereby ratified, approved and confirmed in all respects.

IN WITNESS WHEREOF, I have hereunto set my hand as such officer of the Company this 1st day of September, 2020.

By:	/s/ Daniel Hahn
Name:	Daniel Hahn
Title:	Secretary

Exhibit C

JOINT FIDELITY BOND AGREEMENT

This JOINT FIDELITY BOND AGREEMENT effective as of August 7, 2019, by and among Garrison Capital Inc. (the “Company”), a Delaware corporation, and Garrison Investment Group LP (“Garrison Investment Group”), a Delaware limited partnership, on behalf of itself and each of the other parties that may from time to time be names as insureds on the Bond (as defined below) for which it serves as investment manager or investment adviser (collectively, the “Other Insureds”).

WITNESSETH:

WHEREAS, the Company, Garrison Investment Group and Other Insureds are joint named insureds (each, an “Insured” and collectively, the “Insureds”) under a bond issued by Federal Insurance Company (the “Bond”);

WHEREAS, the Company is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), under which the Company is a named insured; and

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them;

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1.           Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata according to the relative premium that such Insured would pay for separate fidelity bond coverage.

2.           In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, which shall be an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

3.           Each party shall, within ten days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

4.           This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without written consent of the other party.

5.           This Agreement may be amended by the parties hereto only if such amendment is approved by the board of directors of the Company and such amendment is set forth in a written instrument executed by each of the parties hereto.

6.           This Agreement shall be construed in accordance with the laws of the State of New York.

7.           This Agreement supersedes any other agreement between or among any of the parties hereto related to the subject matter hereof.

 This agreement may be executed simultaneously in two counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

GARRISON CAPITAL INC.

By:	/s/ Matthew Lambert
Name:	Matthew Lambert
Title:	Secretary

GARRISON INVESTMENT GROUP LP, on its own behalf and on behalf of the Other Insureds

By:	GIG GP LLC, its general partner

By:	/s/ Matthew Lambert
Name:	Matthew Lambert
Title:	Secretary

[Signature Page to Joint Fidelity Bond Agreement]